Exhibit 21.1
Baylake Corp

List of Subsidiaries	Jurisdiction of Organization
Baylake Bank	Wisconsin
Baylake City Center LLC	Wisconsin
Baylake Insurance Agency, Inc.	Wisconsin
United Financial Services, Inc. (49.8% owned)	Wisconsin
Baylake Investments, Inc.	Nevada
Baylake Capital Trust I	Delaware

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